Exhibit 99.1

Press release

Biophytis Confirms the Launch of

the Phase 2 OBA Clinical Trial in Obesity

Paris, France, Cambridge (Massachusetts, États-Unis), 8th april 2025 – 07:00am – Biophytis SA (Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a clinical-stage biotechnology company specializing in the development of treatments for age-related diseases, confirms the launch of the Phase 2 OBA clinical study in obesity, expected to begin as early as possible in 2025.

Following the recent €2.6 million capital increase announced on March 26, 2025, and promising preclinical results presented at the 15th International Conference on Frailty and Sarcopenia in Toulouse, Biophytis will continue the clinical development of BIO101 in obesity. The goal is to evaluate the efficacy and safety of BIO101 in reducing muscle strength loss caused by GLP-1 agonists in patients with obesity.

As a reminder, Biophytis received Investigational New Drug (IND) clearance from the FDA in July 2024, marking a major milestone for the OBA program, which benefits from the expertise of Professor Marc-André Cornier, a world-renowned expert in the field of obesity.

Stanislas Veillet, CEO of Biophytis, stated: “The company’s priority is now to find a pharmaceutical partner to co-develop BIO101 in obesity. This partner will support us in the clinical and regulatory development of our drug candidate through to marketing authorization and will lead the product launch in North America.”

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age- related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start, and Duchenne muscular dystrophy, Phase 1-2 to be started), respiratory diseases (COVID-19, Phase 2-3 completed), and metabolic disorders (obesity, Phase 2 to be started). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

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Press release

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company’s 2023 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Contacts Biophytis

Business Development and partnerships
 Edouard.bieth@biophytis.com

Relations Investisseurs
 Investors@biophytis.com

US Investors

Pascal Nigen – Alpha Bronze
 pnigen@alphabronzellc.com

Media contacts

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Inès de Mandiargues: ines.demandiargues@taddeo.fr - +33 6 16 16 51 78

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